SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS
                 THERETO FILED PURSUANT TO RULE 13d-2(b)
                            (AMENDMENT NO. 3)(1)


                        ACADIANA BANCSHARES, INC.
_____________________________________________________________________________
                             (Name of Issuer)


                  Common Stock, Par Value $.01 Per Share
_____________________________________________________________________________
                      (Title of Class of Securities)


                               004280 10 3
_____________________________________________________________________________
                              (CUSIP Number)


                            December 31, 1999
_____________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [X] Rule 13d-1(b)
               [ ] Rule 13d-1(c)
               [ ] Rule 13d-1(d)


__________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP NO. 004280 10 3                                       Page 2 of 5 Pages
_____________________                                       _________________

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Acadiana Bancshares, Inc. Employee Stock Ownership Plan Trust
-----------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                          (b) [ ]
-----------------------------------------------------------------------------
3.   SEC USE ONLY

-----------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Louisiana
-----------------------------------------------------------------------------
              - 5. SOLE VOTING POWER
              -
              -    141,878
  NUMBER OF   - -------------------------------------------------------------
   SHARES     - 6. SHARED VOTING POWER
 BENEFICIALLY -
OWNED BY EACH -    73,423
  REPORTING   - -------------------------------------------------------------
 PERSON WITH  - 7. SOLE DISPOSITIVE POWER
              -
              -    141,878
              - -------------------------------------------------------------
              - 8. SHARED DISPOSITIVE POWER
              -
              -    73,423
-----------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     215,301
-----------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

-----------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     14.4%
-----------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON

     EP

CUSIP NO. 004280 10 3                                       Page 3 of 5 Pages
_____________________                                       _________________


ITEM 1(a) NAME OF ISSUER:

          Acadiana Bancshares, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          101 West Vermilion Street
          Lafayette, Louisiana 70501

ITEM 2(a) NAME OF PERSON FILING:

          Acadiana Bancshares, Inc. Employee Stock Ownership Plan Trust.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          Acadiana Bancshares, Inc.
          101 West Vermilion Street
          Lafayette, Louisiana 70501

ITEM 2(c) CITIZENSHIP:

          State of Louisiana

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $.01 per share

ITEM 2(e) CUSIP NUMBER:

          004280 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

          (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


CUSIP NO. 004280 10 3                                       Page 4 of 5 Pages
_____________________                                       _________________

ITEM 4.   OWNERSHIP.

     (a)  Amount beneficially owned: 215,301

     (b)  Percent of class: 14.4%

     (c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote 141,878
     (ii) Shared power to vote or to direct the vote 73,423
     (iii)Sole power to dispose or to direct the disposition of 141,878
     (iv) Shared power to dispose or to direct the disposition of 73,423

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Al W. Beacham, M.D., William H. Mouton and Kaliste J. Saloom, Jr. are the trustees ("Trustees") of the trust (the "Trust") created pursuant to the Acadiana Bancshares, Inc. Employee Stock Ownership Plan ("ESOP") which holds 141,878 shares of common stock which have not been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. In addition, a total of 73,423 shares held in the Trust have been allocated to the accounts of participating employees to date, will be voted by the Trustees pursuant to such participating employees' direction and, as a result of such shared voting power, are included in the shares beneficially owned by the Trust.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.


CUSIP NO. 004280 10 3                                       Page 5 of 5 Pages
_____________________                                       _________________

ITEM 10.  CERTIFICATION.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          ACADIANA BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN TRUST



February 10, 2000         By: /s/ Al W. Beacham, M.D.
                             ----------------------------------------
                             Al W. Beacham, M.D.
                             Trustee for the Acadiana Bancshares, Inc.
                             Employee Stock Ownership Plan Trust



February 10, 2000         By: /s/ William H. Mouton
                             ----------------------------------------
                             William H. Mouton
                             Trustee for the Acadiana Bancshares, Inc.
                             Employee Stock Ownership Plan Trust



February 10, 2000         By: /s/ Kaliste J. Saloom, Jr.
                             -----------------------------------------
                             Kaliste J. Saloom, Jr.
                             Trustee for the Acadiana Bancshares, Inc.
                             Employee Stock Ownership Plan Trust